

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2012

Via Email
Gavin Solotar
General Counsel
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

> **Re: Greenhill & Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-32147**

Dear Mr. Solotar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Item 1. Business, page 3

Regulation, page 6

1. Please provide draft disclosure which briefly discusses the material regulations applicable to your operating subsidiaries. We note that you have disclosed the regulators which oversee the company; however, you have not discussed the material regulations by which it is bound.

Item 1A. Risk Factors, page 7

"Operational risks may disrupt our businesses, result in losses or limit our growth." page 16

2. We note your disclosure that you depend on your headquarters in New York City for the continued operation of your business and that a large number of personnel are located there. To the extent you experienced an impact from Hurricane Sandy, please consider whether updated risk factor disclosure is necessary in future filings.

Notes to Consolidated Financial Statements, page F-10

Note 2 – Summary of Significant Accounting Policies, page F-11

Revenue Recognition, page F-11

3. We note that you recognize private equity and real estate capital advisory fees at the time of the client's acceptance of capital or capital commitments in accordance with the terms of the engagement letter. We also note your disclosure on page F-13 that included in the total advisory fee receivable balance at December 31, 2011 and 2010, respectively, were $21.3 million and $4.5 million of long term receivables related to private equity and real estate capital advisory engagements which are generally paid in installments over a period of three years. Please address the following related to your private equity and real estate capital advisory engagements:

    •   Explain how these transactions work as an operational matter, and how you apply your revenue recognition criteria to such transactions.
    •   Discuss the events that take place before you deem that a client's acceptance of capital or capital commitment has occurred, and state when your performance obligations are complete.
    •   Address whether such events occur over multiple periods or in a single period, and whether you recognize revenue related to these advisory transactions over multiple periods or in a single period. For example, to the extent that there are multiple closings related to such transactions, discuss how you recognize revenue as it relates to the multiple closings and how the recognized amounts are calculated.
    •   State why the contractual term includes installments to be paid over a period of three years.
    •   Discuss your own experience as it relates to collecting these advisory fees and whether you have ever experienced defaults on such fees over the contractual three year period.
    •   Finally, tell us the specific GAAP guidance you apply in recognizing revenue related to these transactions.

4. In addition to our comment above, please revise your disclosure in future filings to more explicitly disclose the key factors related to your revenue recognition policy for private equity and real estate capital advisory fees.

Schedule 14A filed March 9, 2012

Certain Relationships and Related Transactions, page 27

5.   We note that your founder and Chairman, Robert F. Greenhill, received total compensation of $3,813,752 in 2011, $2,649,000 of which consisted of restricted stock units. Please explain Mr. Greenhill's role as an employee of the company and for what work he received this compensation. Also, to the extent that an employment agreement exists between the company and Mr. Greenhill please disclose its material terms and file a copy as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Hugh West, Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director